Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

EZCORP, Inc.
Austin, Texas
We hereby consent to the incorporation by reference in this Registration Statement of our reports dated November 17, 2021, relating to the consolidated financial statements and the effectiveness of EZCORP, Inc.’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended September 30, 2021.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
October 11, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.